FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 13, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for November 12, 2007 and incorporated by reference herein is the Registrant’s immediate report dated November 12, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: November 13, 2007

BluePhoenix Customer Scarborough Building Society Named To
InfoWorld 100 For Legacy Modernization Implementation

—	InfoWorld Names Scarborough "One of the 100 Most Innovative Corporate IT Solutions for 2007"

—	Scarborough Achieved Up to 30% Improvement in Application Performance with BluePhoenix's Legacy Modernization Solution

—	Project Demonstrated Successful Migration From Mainframe and IDMS to Microsoft SQL Server and Microsoft .NET

CARY, NC – November 13, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that InfoWorld, the leading integrated media brand for IT solutions management, awarded BluePhoenix customer Scarborough Building Society the 2007 InfoWorld 100 award for its successful legacy modernization implementation.

In this project, BluePhoenix worked closely with Scarborough to replace their Fujitsu mainframe, to migrate a legacy IDMS database to Microsoft SQL Server and to convert more than a million lines of code to Microsoft .NET. The InfoWorld award, which names the 100 most innovative corporate IT solutions for 2007, honored Scarborough in the Financial Services category.

As a direct result of the modernization project, Scarborough has improved the performance of its existing business applications by 30% on average and paved the way for the cost-effective development of new applications. The Society expects to reduce development time using the .NET Framework by around 30%. There have been other significant improvements as well. For example, one program that required one and a half hours on the mainframe, took only thirty seconds in the new environment.

“BluePhoenix is proud to have provided the underlying modernization and migration technology and domain expertise to help Scarborough implement this solution and to be included in the InfoWorld 100,” said Arik Kilman, CEO of BluePhoenix. “Scarborough deserves this award for their foresight in moving off of older technology that was hindering business performance, to newer cutting-edge technology that can help them further their business goals.”

To be considered for inclusion in the InfoWorld 100, projects must stretch beyond the typical, off-the-shelf solution, and must use multiple technologies in innovative ways to serve well-defined business goals. Winners were formally announced today at InfoWorld.com.

About SBS Group (www.scarboroughbs.co.uk)
SBS is a successful UK building society, operating throughout the UK, as well as through its offshore subsidiary, based in Guernsey. With Group assets under management of over £4 billion and a Moody’s investment grade credit rating, SBS is a financially secure top 20 building society, with interests across a broad range of financial services businesses.

The SBS Group is made up of Scarborough Building Society; Scarborough Mortgage Services (SMS), which administers mortgages for several international investment banks and other UK financial services businesses; North Yorkshire Mortgages (NYM), the asset originator and trading arm; Scarborough Specialist Mortgages (SSM), a new brand offering non-conforming and buy-to-let home loans, and offshore deposit-taking subsidiary Scarborough Channel Islands Limited (SCIL).

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com . All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Colleen Pence	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+1210-408-0212, ext. 600	+1212-888-4570
cpence@bphx.com	paulmholm@gmail.com